Exhibit 99.1

COMPANY ANNOUNCEMENT – NO. 36 / 2022

Zealand Pharma Appoints Henriette Wennicke as Chief Financial Officer

Copenhagen, DK and Boston, MA, August 24, 2022 – Zealand Pharma A/S (Nasdaq Copenhagen: ZEAL) (CVR-no. 20045078), a biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced the appointment of Henriette Wennicke as Zealand’s Chief Financial Officer starting November 1, 2022.

Henriette Wennicke comes to Zealand with broad finance and business experience at large organizations, including in healthcare, where she has led financial planning and R&D portfolio management. She is currently the Vice President and Head of Investor Relations and Treasury at GN Store Nord, a global leader in intelligent audio solutions, listed on the Nasdaq Copenhagen. Previously, Henriette Wennicke was Vice President and Head of Global Finance at GN Hearing. Henriette Wennicke started her career at Novo Nordisk, where she held various finance positions of increasing responsibility within the R&D organization during her 10-year tenure.

“Henriette brings a track record of leadership in finance and business strategy, and we are thrilled to welcome her to Zealand at this important juncture for the company,” said Adam Steensberg, Chief Executive Officer, Zealand Pharma. “We look forward to working alongside her as we continue to grow and advance our pipeline of peptide-based therapeutics.”

“I am excited and honored to be joining Zealand Pharma, and delighted to be returning to the healthcare industry,” said Henriette Wennicke. “I look forward to working with the team to fully leverage the value of Zealand’s rich R&D pipeline and contribute to the strong momentum the company is building.”

Henriette Wennicke holds an M.Sc. in Finance and Strategic Management from Copenhagen Business School. She will succeed Matthew Dallas, who joined Zealand as CFO in 2019, and will leave the company at the end of August. Lykke Rømer, Vice President, Head of Finance and Accounting will assume the responsibilities of the CFO on an interim basis.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 and is headquartered in Copenhagen, Denmark, with a presence in the U.S. that includes Boston. For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

This press release contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labelling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

Contact:

Anna Krassowska, PhD

Vice President, Investor Relations & Corporate Communications

Zealand Pharma

Email: ank@zealandpharma.com

David Rosen (U.S. Media)

Argot Partners

Email: media@zealandpharma.com